

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 7, 2022

William Schara
Chief Executive Officer
Goldrich Mining Company
2525 E. 29th Ave., Ste. 10B-160
Spokane, WA 99223

Re: Goldrich Mining Company
 Form 10-K for the Fiscal Year ended December 31, 2021
 Filed March 30, 2022
 File No. 001-06412

Dear Mr. Schara:

 We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

 Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

 After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year ended December 31, 2021

General

1. You are required to file interim reports on Form 10-Q pursuant to Rule 13a-13 of Regulation 13A. Your quarterly reports for the periods ended March 31, 2022 and June 30, 2022 were due May 16, 2022, and August 15, 2022, respectively.

 Please comply with these reporting obligations.

 Tell us the circumstances under which additional time was deemed to be necessary by your management "to ensure that complete, thorough and accurate disclosure of all material information" is made, as you had reported on Form 12b-25.

Chandalar Property, page 22

2.   Please comply with Item 1304(b)(1)(i) of Regulation S-K, which requires that you identify the location of material properties on a map that is accurate to within one mile, using an easily recognizable coordinate system.

2021 and plans for 2022 and beyond, page 32

3.   We note your disclosure of information based on an independent Initial Assessment Report which you indicate was prepared in accordance with the new SEC Subpart 1300 property disclosure requirements. It appears that you filed the referenced technical report as an exhibit to a Form 8-K on June 17, 2021.

    You will need to obtain and file a revised Technical Report Summary, with an amendment to the Form 10-K, to address other comments in this letter, although we suggest that you submit draft revisions in response to this letter prior to filing the amendment. You will also need to obtain and file a consent from the qualified person for the use of the qualified person's name, or any quotation from, or summarization of, the Technical Report Summary in your annual report, and to its inclusion as an exhibit to the annual report.

    The consent and Technical Report Summary should be identified in the list of exhibits to comply with Item 601(a)(23) and (96) of Regulation S-K.

4.   Please disclose the commodity price, metallurgical recovery, and cutoff grade utilized in estimating your resources and reserves to comply with Item 1304(d)(1) of regulation S-K.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Overview, page 46

5.   We note your disclosure of plans to commence a 12,000-foot drill program at the Chandalar property in May 2022. Please expand your disclosure to clarify whether you would be able to proceed with this drill program while the arbitration proceedings summarized on pages 36-42 remain incomplete, i.e. whether it would be legally advisable or permissible to commence this program under these circumstances.

    For example, as disclosures elsewhere in the filing indicate that NyacAU, LLC holds the mining permit, even though you may own the mining claims, if the mining claims were leased to the joint venture and are collateral for repayment of the related party loan due to NyacAU, LLC, explain how your interests would be secure, if this is your view.

Results of Operations, page 49

6.   We note that you provide some details about exploration at the Chandalar gold mining property, the Goldrich NyacAU Placer LLC joint venture, and more recent drilling plans, along with a discussion of your financial condition and cash flows.

Please expand your disclosures to also address your results of operations, including quantitative and qualitative details underlying material fluctuations in the line items that you report for each period, to comply with Item 303(a), (b) and (b)(2) of Regulation S-K.

You may refer to SEC Release No. 33-8350 if you require further guidance.

Form 8-K filed June 17, 2021

Exhibit 96.1

Local Geology, page E-53

7. Please obtain and file a revised Technical Report Summary that includes a stratigraphic column of local geology as required by Item 601(b)(96)(iii)(B)(6)(iii) of Regulation S-K.

Laboratory Analysis, page E-90

8. Please obtain and file a revised Technical Report Summary that includes the opinion of the qualified person regarding the adequacy of the sample preparation, security, and analytical procedures as required by Item 601(b)(96)(iii)(B)(8)(iv) of Regulation S-K.

Mineral Processing and Metallurgical Testing, page E-101

9. We note that disclosure under this heading indicates raw gold recovery of 100% based on recoverable gold assays for the feed material, and recovery losses reflected in the feed grade calculations, which is typical of placer mine.

Please expand the disclosures in your filing to explain this process.

Please also obtain and file a revised Technical Report Summary that includes the qualified person's opinion on the adequacy of the data as required by Item 601(b)(96)(iii)(B)(10)(v) of Regulation S-K.

Constrained Mineral Resource, page E-117

10. We note that parameters are stated for the 0.002 Raw Oz per BCY cutoff grade calculation, although without sufficient details to understand this calculation.

Please obtain and file a revised Technical Report Summary that includes a detailed explanation of how this calculation was performed.

This disclosure should include the price used to determine resources/reserves, the particular reasons this price was selected, and any specific assumptions underlying this selection, to comply with Item 601 (b)(96)(iii)(B)(12)(iii) of Regulation S-K.

Market Studies and Contracts, page E-146

11. Please obtain and file a revised Technical Report Summary that includes the gold price projections, the basis for the projections, and your smelting/refining contract terms and

conditions to comply with Item 601 (b)(96)(iii)(B)(16)(i) of Regulation S-K.

Summary of Chandalar Mine Unit Operating Costs, page E-157

12.   We note that the unit costs do not reconcile with the operational costs and Life of Mine (LOM) production schedule. Please discuss this observation with the qualified person and provide us with an explanation for this apparent discrepancy.

We expect that you will need to obtain and file a revised Technical Report Summary to similarly clarify or correct the associated disclosures.

Summary of Economic Model, page E-161

13.   We note that the economic analysis provided under this heading requires revision or clarification based on the following observations:

- The smelter charges for years 6 & 7 are missing.
- The taxable income (loss) before depletion appears to be missing appropriate line items as indicated by the footnote concerning development.
- The tax calculations & state royalties are difficult to follow and appear incomplete.

For example, Table 22.2 should be revised to include all information necessary for an orderly information progression through to the Net Post-tax Cash Flow, with details of the parameters and processes used to determine the operating costs, DD&A, royalty, and taxes to comply with Item 601(b)(96)(iii)(B)(19) of Regulation S-K.

Please discuss these observations with the qualified person and arrange to obtain and file a revised Technical Report Summary to address these concerns.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Jenifer Gallagher, Staff Accountant at (202) 551-3706 if you have questions regarding comments on the financial statements and related matters. You may contact Ken Schuler at (202) 551-3718, Mining Engineer, if you have questions regarding comments related to your mineral property disclosures.

Please contact Karl Hiller, Branch Chief at (202) 551-3686 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation